SHARPLINK GAMING LTD.
333 WASHINGTON AVE N
MINNEAPOLIS, MINNESOTA 55401

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D94200-S56788 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

SHARPLINK GAMING LTD.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 2 BELOW.	**For**	**Against**	**Abstain**
1. To approve a reverse share split of the Company's Ordinary Shares, par value NIS 0.06 per share, by a ratio of up to and including 20:1, to be effective at the ratio and on a date to be determined by the Company's Board of Directors, and amendments to the Company's Amended and Restated Articles and Memorandum of Association to effect such reverse share split.	☐	☐	☐
2. To approve the appointment of Cherry Bekaert, LLP, a registered public accounting firm, as our independent auditor for the year ended December 31, 2022 and to authorize the Company's Board of Directors to fix Cherry Bekaert, LLP's compensation in accordance with the nature of their services or to delegate such power to the Company's Audit Committee.	☐	☐	☐
3. To transact any other business that may be properly brought before the Meeting or any continuation, adjournment or postponement thereof.			

Note: Please sign exactly as your name or names appear(s) on this Proxy. If two or more persons are joint owners of a share, this instrument must be executed by the person who is registered first in the Company's Register of Members. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting:
The Proxy Statement is available at www.proxyvote.com.

D94201-S56788

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
SHARPLINK GAMING LTD.
January 20, 2023

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Robert DeLucia, Chief Financial Officer of the undersigned, and Rob Phythian, Chief Executive Officer of the undersigned, or either of them, for and in the name(s) of the undersigned, with full power of substitution and revocation to vote any and all ordinary shares, par value NIS 0.06 per share (the "Ordinary Shares"), of SharpLink Gaming Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Extraordinary General Meeting of Shareholders of the Company to be held on Friday, January 20, 2023 at 4:00 PM Central time at the Company's headquarters located at 333 Washington Avenue North, Suite 104, Minneapolis, Minnesota 55401 USA, and at any adjournment(s) or postponement(s) thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business and related resolutions as more fully described in the notice of and proxy statement for such Extraordinary General Meeting of Shareholders. (Receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED ON THE REVERSE. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED "FOR" PROPOSALS 1 AND 2.

FOR THE FULL TEXT OF THE RESOLUTION SEE THE RELEVANT ITEM IN THE PROXY STATEMENT.

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

(Continued and to be signed on the reverse side)